UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from The Vanguard Group. Inc., with the following information:

“Ref.: Disclosure of material equity holding

Dear Sirs,

Pursuant to Section 12 of CVM Rule No. 358 dated January 2, 2002, as amended by CVM Rule No. 568, dated September 17, 2015, The Vanguard Group, Inc., on behalf of itself and its investment advisory affiliates, in its capacity as investment advisor with investment discretion over certain Vanguard-advised funds (“Vanguard”), hereby informs that Vanguard-advised funds collectively hold on the date hereof in the aggregate 7,041,085 preferred shares of Oi S.A. (“Oi”) and 809,062 ADRs representing preferred shares, which collectively amount to 7,850,147 preferred shares and approximately 4.98% of the preferred shares of Oi (based on the 157,727,241 preferred shares total of Oi as disclosed in the Special Shareholders’ Meeting of Oi held on November 13, 2015).

Additionally, Vanguard informs it holds on the date hereof in the aggregate 6,177,339 common shares and 13,368 ADRs representing common shares of Oi, and, therefore, also has aggregate exposure to 6,190,707 common shares of Oi (which amount to approximately 0.93% of the common shares of Oi).

Vanguard informs that the purpose of the above mentioned equity interest is strictly of investment, and there is no current plan to change the control composition or the management structure of Oi.

Additionally, Vanguard informs that, with the exception of the securities mentioned above, the Vanguard-advised funds do not hold and have no knowledge of entities affiliated with holding convertible debentures, warrants, subscription rights to shares or options to purchase shares of Oi, and that it did not conclude any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by Oi.

Finally, we inform that Vanguard’s principal place of business is located at 100 Vanguard Blvd, V26, Malvern, PA, United States of America, and that our legal representatives in Brazil are Citibank DTVM S.A., enrolled with the CNPJ under No. 33.868.597/0001-40 and J.P. Morgan S.A. DTVM, enrolled with the CNPJ under No. 33.851.205/0001-30.

We remain at your entire disposal should you need any further clarification on the matter above mentioned.

Yours faithfully,

The Vanguard Group, Inc.

By: Nick Gould

Title: Compliance Manager”

Rio de Janeiro, January 8, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer